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Washington, D.C. 20549

AM 3-8-2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenfield Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Grove Street
(No. and Street)

Ridgefield, (City) CT (State) 06877 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Byl 203-431-8081
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

90 Grove Street (Address) Ridgefield, (City) CT (State) 06877 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William E. Schloth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenfield Capital Partners, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

FINOP

Title

Notary Public

NOELLE J. BERGERON
NOTARY PUBLIC
MY COMMISSION EXPIRES 5/31/2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

		Page(s)
	Independent Auditor's Report on the Financial Statements	i
	Financial Statements:	
EXHIBIT A	Statement of Financial Condition as of December 31, 2004	ii
EXHIBIT B	Statement of Income for the year ended December 31, 2004	iii
EXHIBIT C	Statement of Changes in Member's Capital for the Year Ended December 31, 2004	iv
EXHIBIT D	Statement of Cash Flows for the Year Ended December 31, 2004	v
EXHIBIT E	Notes to Financial Statements	vi - viii
SUPPLEMENTARY INFORMATION		
SCHEDULE 1	Computation of Net Capital under rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2004	ix
SCHEDULE 2	Computation of Aggregate Indebtedness as of December 31, 2004	x
	Independent Auditor's Report on Internal Accounting	

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S REPORT

To the Member of
Greenfield Capital Partners, LLC

We have audited the accompanying statement of financial condition of Greenfield Capital Partners, LLC as of December 31, 2004, and the related statements of income, changes in member's capital and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenfield Capital Partners, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 18, 2005

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570
e-mail info@reynoldsrowella.com
website: www.reynoldsrowella.com

EXHIBIT A

GREENFIELD CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 122,725
Securities owned	115,075
Note receivable	7,500
Prepaid expense	28,500
Equipment, net of accumulated depreciation of $378	1,892
TOTAL ASSETS	$ 275,692

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 22,339
MEMBER'S CAPITAL	253,353
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 275,692

See notes to financial statements.

EXHIBIT B

GREENFIELD CAPITAL PARTNERS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Placement fees	$ 1,323,777
Commissions	1,371,340
Net realized investment losses	(6,855)
Net unrealized investment gains	29,225
TOTAL REVENUES	2,717,487
EXPENSES	
Commissions and consulting fees	1,604,182
Compensation and related benefits	21,948
Licensing, regulatory fees	213,834
Professional fees	85,486
Occupancy	25,094
Telephone	10,370
Other operating expenses	24,010
TOTAL EXPENSES	1,984,924
OPERATING INCOME	732,563
Interest income	2,107
NET INCOME	$ 734,670

See notes to financial statements.

EXHIBIT C

GREENFIELD CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

Balance - beginning of period	$ 18,273
Distributions to member	(499,590)
Net income	734,670
Balance - end of period	$ 253,353

See notes to financial statements.

EXHIBIT D

GREENFIELD CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 734,670
Adjustments to reconcile net income to net cash provided by operating activities	
Unrealized gain	(29,225)
Depreciation	378
Changes in assets and liabilities	
(Increase) decrease in:	
Securities owned	(85,450)
Note receivable	(7,500)
Prepaid expenses	(28,500)
Increase (decrease) in:	
Accounts payable and accrued expenses	22,339
Total adjustments	(127,958)
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	606,712
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital expenditures	(2,270)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to member	(499,590)
NET INCREASE IN CASH	104,852
CASH AT BEGINNING OF PERIOD	17,873
CASH AT END OF PERIOD	$ 122,725

See notes to financial statements.

GREENFIELD CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Greenfield Capital Partners, LLC (the "Company") has implemented a growth strategy to become a full service investment banking firm. The Company currently focuses on the sponsorship and advisory needed of emerging, small and medium sized growth companies, as well as providing services to the hedge fund industry. The Company plans to build upon these areas of expertise and pursue further business opportunities in investment banking, research, merchant banking, and securities brokerage. The Company is registered with the United State Securities and Exchange Commission ("SEC"), is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SPIC"). The Company is approved by the NASD to operate as a broker-dealer in all 50 states of the United States as well as Puerto Rico.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Property and Equipment, Net

Property and equipment is stated at cost and includes expenditures for major items. Maintenance, repairs and minor replacements are expensed. Depreciation is calculated under the straight-line method based on expected useful lives of 5 years.

Income Taxes

The Company is organized as a Limited Liability Company. As a flow-through entity, Federal and state income taxes are the responsibility of the members. Therefore, the Company does not record a provision for income taxes as the members report the Company's income or loss on their income tax returns.

Revenue Recognition

The Company records revenues from deals completed transactions as of the closing date.

GREENFIELD CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant and believes there is little or no exposure to any significant credit risk.

NOTE 2 – SECURITIES OWNED

Securities owned consist of publicly-traded common stock in the amount of $115,075.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31, 2004:

Computer equipment	$ 2,270
Accumulated depreciation	(378)
Property and equipment, net	$ 1,892

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company rents office space from a company that is affiliated through common ownership and management on a month to month basis.

Rent expense charged to operations for the year ended December 31, 2004 was $25,094.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004, the Company had net capital of $171,399, which exceeded the minimum requirement of $5,000 by $166,399.

GREENFIELD CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 6 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 7 – RELATED PARTIES

The Company is 100% owned by Sunodia Partners, L.P.

The Company is affiliated through common ownership and management with Southridge Capital Management ("Southridge"). During the year ended December 31, 2004, commission revenue of $1,033,800 was derived from transactions effected with certain hedge funds in which Southridge is the general partner. No commission expense has been incurred regarding this revenue.

Southridge provides administrative assistance to the Company without reimbursement.

NOTE 8 – OPERATING AGREEMENT

The Company's operating agreement places certain restrictions on the transfer of ownership interest in the Company. Other items, including allocation of profits and losses, are included therein.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

GREENFIELD CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$ 253,353
Deductions and/or charges for non-allowable assets:	
Equipment	1,892
Other assets	36,000
	37,892
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	215,461
Haircuts on securities:	
Other securities	32,731
Undue concentration	11,331
	44,062
Net capital	171,399
Minimum net capital required (5,000 or 6-2/3% of aggregated indebtedness)	5,000
Excess net capital	$ 166,399

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17Z-5, Part II-A filing as of December 31, 2004.

SCHEDULE 2

GREENFIELD CAPITAL PARTNERS, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 22,339
Total aggregate indebtedness	$ 22,339
Excess net capital at 1,000 percent	$ 169,165
Ratio: Aggregate indebtedness to net capital	0.13 to 1

Reynolds & Rowella LLP

SUPPLEMENTARY INFORMATION

GREENFIELD CAPITAL PARTNERS, LLC

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect **more** from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member of
Greenfield Capital Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Greenfield Capital Partners, LLC (the Company), for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570
e-mail info@reynoldsrowella.com
website: www.reynoldsrowella.com

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Greenfield Capital Partners, LLC for the year ended December 31, 2004 and this report does not affect our report thereon dated February 18, 2005. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(1) and k(2)(ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Reynolds & Rowella

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 18, 2005